Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: SureWest Communications
Commission File No.: 000-29660

Safe Harbor

Any statements other than statements of historical facts, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “plan, “target,” “project,” “should,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of Consolidated Communications Holdings, Inc. (the “Company”) to complete the acquisition of SureWest Communications (“SureWest”), successfully integrate the operations of SureWest and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company and SureWest, including various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the Company’s common stock; changes in the valuation of pension plan assets; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; economic conditions in the Company’s and SureWest’s service areas; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s or SureWest’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes on the telecommunications industry; and liability and compliance costs regarding environmental regulations. These and other risks and uncertainties are discussed in more detail in the Company’s and SureWest’s filings with the Securities and Exchange Commission, including our respective reports on Form 10-K and Form 10-Q.

Many of these risks are beyond management’s ability to control or predict. All forward-looking statements attributable to the Company, SureWest or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and the companies’ filings with the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange

Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Prospectus/Proxy Statement

This material is not a substitute for the prospectus/proxy statement the Company and SureWest will file with the Securities and Exchange Commission. Investors in the Company or SureWest are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by the Company and SureWest with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to SureWest Communications, 8150 Industrial Avenue, Building A, Roseville, California 95678, Attention: Investor Relations. A final proxy statement or prospectus/proxy statement will be mailed to the Company’s shareholders and shareholders of SureWest.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and SureWest, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2011 annual meeting of shareholders. Information about the directors and executive officers of SureWest is set forth in the proxy statement for SureWest’s 2011 annual meeting of shareholders and SureWest’s Form 10-K for the year ended December 31, 2010. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.

PARTICIPANTS

Corporate Participants

Matthew Smith – Treasurer & Investor Relations
Robert J. Currey – President, Chief Executive Officer & Director
Steven L. Childers – Chief Financial Officer & Senior Vice President

Other Participants

Frank G. Louthan – Analyst, Raymond James & Associates
Barry M. Sine – Analyst, Drexel Hamilton LLC
Donna A. Jaegers – Analyst, D. A. Davidson & Co.
Todd Rosenbluth – Analyst, Standard & Poors Investment Advisory, Inc.
David G. Coleman – Analyst, RBC Capital Markets Equity Research

MANAGEMENT DISCUSSION SECTION

Operator:  Good day, ladies and gentlemen, and welcome to the Consolidated Communications Holdings Fourth Quarter Earnings Conference Call. At this time, all participants are in a listen-only mode. [Operator Instructions] I would now like to turn the conference over to your host Mr. Matt Smith. Sir, you may begin.

Matthew Smith, Treasurer & Investor Relations

Thank you, Regina, and good morning, everyone. We appreciate you joining us today for our fourth quarter and full year 2011 earnings call. Joining me on the call today are Bob Currey, President and Chief Executive Officer and Steve Childers, Chief Financial Officer. After the prepared remarks, we will conduct a question-and-answer session. I will now review the Safe Harbor provisions of the call and then turn it over to Bob.

This call may contain forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements reflect among other things management’s current expectations, plans and strategies and anticipated financial results, all of which are subject to known and unknown risks, uncertainties and factors that may cause the actual results to differ materially from those expressed or implied by these forward-looking statements. Please see our public filings with the Securities and Exchange Commission for more information about forward-looking statements and related risk factors.

In addition, during this call, we will discuss certain non-GAAP financial measures. Our earnings release for this quarter’s results which has been posted to the Investor Relations section of our website contains reconciliations of these measures to their nearest GAAP equivalent.

I will now turn the call over to Bob, who will provide an overview of our financial and operating results. Steve Childers will then provide a more detailed review of the financials. Bob?

Robert J. Currey, President, Chief Executive Officer & Director

Thanks, Matt and good morning to everyone. We appreciate you joining us today as we review our results for the quarter and put a wrap on 2011. Overall, it was an exceptional quarter and a great finish to the year. I’m excited to be able to say that we grew revenue and adjusted EBITDA, both on a sequential and a year-over-year basis. We’ve placed a lot of focus on growing organically, while continuing to look for accretive acquisitions. The results of the quarter reflect our successful programs with this strategy.

And on February 6, we announced the acquisition of SureWest Communications. The combination of the two companies provides additional growth opportunities, while producing significant cash flow in support of the dividend. We’re excited about this transaction and I’ll talk a bit more about it in a couple of minutes.

With respect to the quarter, our revenues were $93.7 million and adjusted EBITDA was $48.3 million. Our payout ratio was 48.4% and net leverage improved to 4.1 times. These strong figures are the result of several strategic initiatives we had focused on throughout the year. As you might recall, in mid-year, we announced some cost-saving initiatives. The $2.5 million of annualized cost savings are in the fourth quarter run rate.

We also implemented an internal reorganization to create a dedicated team with an emphasis on the carrier, wholesale and wireless backhaul opportunities. Our carrier team produced another solid quarter of growth by adding 25 new wireless backhaul circuits, at an annual revenue increase of $500,000. This gives us a total of 343 circuits under contract for $4.9 million in annualized revenue.

In addition to the wireless backhaul growth, our wireless partnership distributions for the quarter totaled $8.7 million. Our distributions will continue to see quarterly fluctuations as the final LTE builds are completed throughout 2012 and the smartphone subsidies flow through. Consistent with prior years, in 2012, we expect the wireless CapEx to be front-loaded, causing our distributions to be lower in the first half and higher in the second half of the year.

Turning to our operating metrics, we delivered another solid quarter of broadband growth and continued our industry leading ILEC access line performance. Broadband subscriber additions totaled 2,700, representing a 1.9% increase in the quarter. This includes 1400 video and 1300 high-speed Internet ads. With respect to video, we’ve continued to drive improvement in our overall service delivery and profitability. Our average monthly churn in the fourth quarter at 1.6% was our best ever.

We continued to drive ARPU higher with HD and DVR each penetrated at 31% of the subscriber base. The value of the bundle continues to resonate well with customers and help drive another solid quarter of high-speed Internet growth. And our monthly churn on Internet service during the fourth quarter was our lowest of the year at 1.2%.

Shifting gears to access lines, the fourth quarter continued to reflect the importance of our bundle packages by maintaining our industry leading ILEC line performance. We held our losses to just under 2300 lines or 1% for the quarter, and 3.9% over the last 12 months. We also had another solid quarter of growth in our CLEC access line equivalents, which were driven primarily by new metro Ethernet subs and capacity upgrades for existing customers.

So in summary, we’re very pleased with the strong financial and operating performance in the quarter. We’re positioned well for the future and we’ll continue to provide the best products and services to our customers, while delivering consistent and solid returns to our shareholders.

Now let me discuss the acquisition of SureWest, which we announced just three weeks ago. We’re very excited about this strategic combination and how it advances our collective ability to expand and be more competitive. The acquisition also offers attractive financial benefits with a solid balance sheet and strong dividend payout ratio. The increased financial flexibility will allow us to continue to invest in growth initiatives, continue to provide superior customer service and deliver strong excess cash flows in support of our dividend.

Since the announcement, we’ve taken several steps toward securing regulatory approval. We filed the necessary applications with the FCC and the California PUC, as well as the notices to both the Kansas and Missouri Commissions. Since there are no overlaps in markets and the combined company can provide more competitive products and services to its customers, we don’t expect any significant issues in this process.

Separate from the regulatory filings, we’ve also received approvals from our current lenders for an amendment to our current credit agreement providing us additional flexibility in the timing of when we hit the market with our unsecured notes offering. You can find the details of this in our 8-K we filed last week with the SEC, and Steve will provide a summary in just a few minutes.

With respect to integration, we’ve begun discussions with the SureWest management team on integration planning and have designated the lead transition officers for both companies. Consistent with our past integrations, we expect this to be a smooth and successful process.

Finally, and maybe most importantly, I personally met with all the SureWest employees to share our enthusiasm about the prospects and opportunities for the combined company. As expected, there were a lot of questions, but there is clearly a sense of excitement about what lies ahead, as well as similarities in our cultures and a focus on the customer. We will be continuing to build those relationships as we move forward and are excited to be working together.

So with that, I’ll now turn the call over to Steve for comments on the amendment and the fourth-quarter financial review.

Steven L. Childers, Chief Financial Officer & Senior Vice President

Thanks, Bob and good morning to everyone. Before I review our financial performance, let me discuss the bank amendment that Bob mentioned. As you know, we received committed financing for the entire $350 million required to finance the SureWest acquisition. This financing will be used primarily to refinance their debt and to pay the cash portion of the offer. With the committed financing in place, we recently elected to request amendments to our credit facility that gives us the flexibility to escrow the proceeds of the bond offering and to enter the market at anytime between now and close.

The amendment pass with these and we closed on on February 17. Our vendors recognized the significant benefits of the transaction, by among other things, de-leveraging the balance sheet and reducing the senior secured leverage ratio by more than a churn. As we continue to evaluate the timing of getting regulatory approval, we will also closely monitor the capital markets for the most attractive point in which to issue our senior unsecured notes.

Now let me review our quarterly financial performance and then provide 2012 guidance. Operating revenue for the fourth quarter was $93.7 million. When excluding revenues from Operator Services, a business we sold in November of 2010, revenue increased by $400,000 on a year-over-year basis. The increase was primarily driven by our continued growth on our data and internet services as well as the expansion of our carrier wholesales business. These increases were partially offset by declines in local calling, subsidies and long distance services.

Total operating expenses exclusive of depreciation and amortization were $55.5 million compared to $56.5 million for the same period last year. In addition to the lower cost related to the sale of the operator service business, the $1 million improvement was a result of the cost reduction initiative and efficiency improvements implemented in mid 2011, which were partially offset by increases in video programming cost.

Net interest expense for the quarter declined by $1.5 million to $11.6 million, the year-over-year decline was driven by 64 basis point improvement in our weighted average cost of debt which was 4.92% throughout the fourth quarter. In September 2011, we had $200 million of interest rate swaps roll off that were carrying an average rate of 4.63%. We replaced half of the expiring hedges with a new swap at the rate of 1.65% and what the other half rolled to variable one month LIBOR. We’re currently hedged at 60% of our term debt.

Other income net was $8.3 million and $7 million for the same period last year. For the quarter we recognized $8.7 million in cash distributions from our wireless partnerships compared to the $7 million in cash distributions received in the fourth quarter of 2010. Weighing all of these factors on a GAAP basis for the fourth quarter of 2011, net income was $7.9 million and net income per common share was $0.26. For the fourth quarter of 2010, GAAP net income and net income per common share was $6.8 million and $0.23 respectively.

We also look at net income per share on an adjusted basis, as detailed on the adjusted net income per shares scheduled in the earnings release, our adjusted net income and adjusted net income per share were the same for both the fourth quarter of 2011 and 2010, at $8.2 million and $0.28 respectively. Adjusted EBITDA increased $2.5 million or 5.5% to $48.3 million in the quarter compared to $45.8 million for the same period last year.

Capital expenditures for the quarter were $11.3 million. From the liquidity standpoint, we ended the quarter with $105.7 million in cash and our $50 million revolver remains undrawn. For the quarter our total net leverage ratio as calculated in our earnings release was 4.11 times to one. Our leverage and coverage ratios were well within compliance levels at the credit facility. Cash available to pay dividends was $23.9 million resulting in a very strong dividend payout ratio of 48.4%.

Now, let me discuss our guidance for 2012. Consistent with prior years, we will provide guidance with respect to CapEx, cash interest and cash incomes taxes. First, capital expenditures are expected to be in the range of $42 million to $44 million, compared with a $42.6 million we invested in 2011. Cash interest expense is expected to be in the range of $44 million to $46 million, which is an improvement from 2011 cash interest of $47.2 million.

Cash income taxes are expected to be in the range of $15 million to $18 million, compared to 2011 cash taxes of $8.8 million. This change reflects the impact of bonus deprecation that is scheduled step down from 100% in 2011 to 50% in 2012. With the closing of the SureWest acquisition is near, we will provide updates and refreshed synergy expectations in one-time cost.

With respect to our dividend, our Board of Directors had declared the next quarterly dividend of approximately $0.39 per common share payable on May 1, 2012 to shareholders of record on April 15, 2012.

With that, I’ll now turn the call back over to Bob for closing remarks.

Robert J. Currey, President, Chief Executive Officer & Director

So in summary, we had another solid year, full of many accomplishments. We’ve expanded our focus on new growth drivers, with success based capital and continue to provide a very strong dividend payout ratio to our shareholders. We’re very pleased with how we’ve positioned the company for the future. And Consolidated and SureWest combined, provide excellent opportunities for our customers, employees and investors.

So, with those comments, now I’d like to open it up for questions. Regina?

QUESTION AND ANSWER SECTION

Operator:  Thank you, sir. [Operator Instructions] Our first question comes from Frank Louthan from Raymond James.

<Q – Frank Louthan – Raymond James & Associates>: Great. Thank you. Can you give us an idea of sort of what’s the path, the glide path here on your access in USF changes for inter-carrier comp changes from the government and any of these step downs that and you see the operations that might begin Q1 versus July 1. Thanks.

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Frank, good morning. The impact and as you know, there is still discussion, negotiations, unanswered questions. But with what we know today, there’s not a big impact in 2012. It totals roughly 1.3 million switch access will be reduced by about 5%, but those will be offset in end-user charges, either through the ARC or the universal service, CAF. So modest impact this year. Regarding the CLEC, I’m not aware of any dramatic hit there, we’re like every other CLEC, we’re impacted exactly the same way, but I don’t have a specific answer to that Frank. But I don’t think it’s a big impact.

<Q – Frank Louthan – Raymond James & Associates>: Okay. Thanks.

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: Frank, this is Steve Childers. Just to add one thing. Bob referred to the inter-carrier comp piece, I also want to remind you that based on the way the orders are being implemented, are USF or federal subsidies are being frozen in 2011, while also a net basis, our regulated revenue really on to be neutral, but may be slightly up for the year, as Bob said, and with access being slightly down the last half of the year.

<Q – Frank Louthan – Raymond James & Associates>: Okay. Great. And then, looking forward, like clearly with the SureWest acquisition, it has been a good addition to your base product. Where do you see yourself, you see the business going? Do you see yourself as being, doing more acquisitions going forward, in kind of taking, what you have and kind of leveraging that and looking at some other businesses or just kind of digest this for a couple of years and try and grow the businesses. How should we think about over the long term, your appetite for M&A?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Yeah, Frank. First of all, we have been signing for a couple of years, that we have never been better positioned for an acquisition. We have completed all of our integration and back-office upgrade etcetera. So we’re thrilled and I can tell you, being out of with the SureWest people and our own employees in the three states. I’m even more excited by how the employees feel about this acquisition.

So the short-term, we’re all over closing this. We’ve dusted off our old playbook for integration. That plan works incredibly well. And so we’ll take a pause and see, get all the planning in place, the organization structure, make sure we carve out the synergies, we’ve established those priorities. After that we’ll continue to look, and I don’t think it’s a couple of years. Obviously short-term, but once you get your hands around it, implementation starts and if you are comfortable about carving out, meeting your expectations on the synergies, we continue to look. In the meantime, and I would tell you, if there was a small deal adjacent, contiguous, very little integration, we would take a look at it, but not anything of any substance or size. We are going to focus on this one and deliver the publicly committed numbers that we have stated in the past.

<Q – Frank Louthan – Raymond James & Associates>: Okay. Great. Thank you.

Operator:  Thank you, sir. Our next question comes from Barry Sine from Drexel Hamilton.

<Q – Barry Sine – Drexel Hamilton LLC>: Good morning, gentlemen. A couple of questions if you don’t mind. First of all, following up on the question on access and subsidies, was there anything unusual in the fourth quarter that impacted results?

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: Barry, this is Steve Childers. There were no significant one timers in terms of revenue or anything else in the quarter.

<Q – Barry Sine – Drexel Hamilton LLC>: Okay, thanks. Next question, now do guys have had an opportunity to go out and meet all the SureWest folks, any further thoughts in terms of synergy opportunities, both revenue and expense wise, I know you put the $25 million number out, but any further thoughts on that?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Not really, Barry. It was more to go out, meet them, describe, Consolidated, prepare or compare the very similar cultures focused on the customer and to assure them that we didn’t want them taken their eye off the ball on their 2012 plan. That was the highest priority. So it’s way too early to change our synergy numbers at this particular time, but we also haven’t seen anything that would make us uncomfortable at all on our ability to meet them.

<Q – Barry Sine – Drexel Hamilton LLC>: Okay. And my last question, regarding your triple-play product line on the consumer side vis-à-vis the cable operators in your three markets. Can you talk about what you saw from a competitive standpoint in the fourth quarter? Obviously your numbers look quite good. Was there a less activity on the cable front? And then, similarly, what are you seeing so far in the first quarter?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Yeah, no real change, Barry. I think it’s more what we are doing and not what they are doing. We can’t control what they do, but we continue to put, we have – as we’ve mentioned in the past, two year targets on where we’re trying to take our product. I couldn’t be more thrilled with the progress we’ve made on cable, on the video taken trouble out, expanding the capability and capacity adding channels. The only negative there is the programming cost. I mean everything else that we control we’ve made nice progress. The cable guys continue to do the introductory offers and offer some pretty low price points, but the only real change is our focus on the middle market. They are – they put some focus on the small to medium size businesses and so we’ve responded with some bundled packages there to meet that competition and we are well positioned. We feel good about our product positioning and our price points right now.

<Q – Barry Sine – Drexel Hamilton LLC>: So that SME would show up more on your CLEC side rather than the residential numbers?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Yes, that’s correct. I think also, Barry, as we commented in the script, our churn is near all time best for us. So, we are feeling real good about that.

<Q – Barry Sine – Drexel Hamilton LLC>: Okay. Those are my questions. Thank you, gentlemen.

Operator:  Thank you, sir. Our next question is from Donna Jaegers from D. A. Davidson.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Hi, guys, good quarter. A few quick questions. Windstream had some verbiage in its 10-K about the Texas Universal Service Fund, the Commission re-looking at how that fund is structured. I think you guys benefit from that in your KD operation. Can you sort of remind us how much that accounts for and what – any sort of update on what the Texas Commission is looking at?

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: Yeah, Donna, this is Steve. Thanks for the comment on the good quarter. We appreciate that. With respect to the Texas USF funding, that’s something that comes up about every two years for review. It’s too early for us to say what’s going to happen. I’d remind you that we probably access that’s based on a per line charge as access lines kind of go down, particularly in the residential side. That’s dwindled down to may be $16 million or $17 million a year in annual subsidy draws from the State of Texas. I’d also remind you that in State of Texas, the way they have the regulatory model set up they are really focused on keeping local line rates very low. For instance, the average rate there is probably $10 or $11 per line as compared here to Illinois were basically $30 per line. So, whatever happens there, again it comes up every two years. There has been no significant change in it in the last several years and even if there was some movement in it, we feel like we’d still have the ability to move on local line rate and still maintain a strong competitive position in the marketplace.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Great. And then on, I am not real familiar with SureWest, but do they have CLEC operations in Kansas City, I know they’re rolling IPTV there, but...?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Well, in Kansas City, they are more of a cable builder and again, I would – number one, I’d refer you to their information on their website. We will be following their 10-K quickly in the next couple of days. They released their earnings yesterday. But just to give you the background, as we talked and we announced the call on February 6, Kansas City is a high growth market. It’s primarily a cable over-builder concept. They are not doing IPTV there, but they are delivering high level of broadband and cable services in Kansas City and then in the California markets, it is an ILEC in the Roseville area, and they do have on our region CLEC in California. Again, very focused on high-end broadband services across all the market. And it is IPTV based in the ILEC in Roseville.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Okay, great. And then one quick – one last question. In talking to Lumos, when they announced earlier this week, they were sort of getting hit by carrier grooming with the carriers that they do with sort of reconnecting in different points to pull down, terminating access charges before actually the regulations go into place in mid-year. Are you guys seeing any of that?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Not really, Donna. We haven’t seen that. I think, you go back, I don’t remember exactly the date, but about three years ago, we had some of that when the large carriers looked, but that’s a three year ago, behind this, a long time ago.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Okay. Great. Thanks a lot, Bob.

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: You’re welcome.

Operator:  Thank you, ma’am. Our next question comes from Todd Rosenbluth with S&P Capital.

<Q – Todd Rosenbluth – Standard & Poors Investment Advisory, Inc.>: Hi. Todd Rosenbluth from S&P Capital IQ. Thanks for taking the question. My question is tied to the IPTV area and wanted to just see, we see a lot – about 6,000 homes additionally passed in 2011, wondering if you expect the pace of deployment to continue or is the focus more to get the penetration rate that’s around 16% to moving that higher?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: That’s exactly right, Tom. Thanks for the question. We’re not planning to pass any new homes. The technology will catch up in the future, we’ll pass more. But, at this point, the focus is strictly on profitability and penetration of those 205,000 homes that we currently passed.

<Q – Todd Rosenbluth – Standard & Poors Investment Advisory, Inc.>: And then, if I can just follow up on that, where do you see penetration rates moving to? Is there still – is there still area to get this higher to the – to the high teens as a percentage of the base, and I guess maybe what makes them move the needle?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Well, we see -- we’d say the high teens this year and some of our early markets were up over 30%. So, I mean, that’s the number that we focus on longer-term and so we look at it as a real opportunity to continue to grow with only the CapEx to the installation part of it. We are not going to pass a lot.

<Q – Todd Rosenbluth – Standard & Poors Investment Advisory, Inc.>: All right. Thank you.

Operator:  Thank you, sir. [Operator Instructions] Our next question is from Dave Coleman from RBC Capital Markets.

<Q – David Coleman – RBC Capital Markets Equity Research>: Thank you very much. Just wondering if you could talk about the source of the Metro Ethernet demand if that’s broad-based or isolated to a few customers and if it’s a new business or existing customers taking Metro E? And then, you talked about for your IPTV service factors that are out of your control such as programming rate increases. Just wondering if you could talk about what kind of rate increases that you are seeing from the content providers and how you’re pricing – the pricing to the end-users compares to that? Thank you.

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Yeah. Thanks, Dave. On the CLEC, for competitive reasons we’re probably – on your Metro E question in the CLEC, we’re probably not going to mention companies. But, to the second part of your question, it’s a combination of both upgrades, people moving from 100 meg circuits to 500 and new businesses. Businesses requirements are expanding rapidly, the capacity and we’ve got an excellent network and product set to provide that. So, we’re seeing it from both ads and from existing customers and new customers.

Regarding the content, those contracts are expiring at all different times, but we’re kind of forecasting a 6 % to 7% across the board increase and as we’ve said in the past, we’ve just got to get better disciplined on passing those cost increases on when we get them. We have been successful in raising prices and our renewal plans and the way we position it now with our set-top boxes in HD and DVR, we are better at it Dave. But, particularly on the sports programming side, it’s borderline. I don’t want to say out of control because you got to have that on your rate card, but we’ve got to get better at passing it on and we are.

<Q – David Coleman – RBC Capital Markets Equity Research>: That’s great. Thanks a lot.

Operator:  Thank you, sir. And now, I would like to turn it over to Mr. Bob Currey for final remarks.

Robert J. Currey, President, Chief Executive Officer & Director

Well, thank you again for joining us today and for your continued interest in and support of Consolidated Communications. We hope you will join us again next quarter. Thanks and have a great day.

Operator:  Thank you. Ladies and gentlemen, this does conclude your call for today. You may now all disconnect. Thank you and have a wonderful day.

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